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Pilger Ruh Brewing

Brewery

213 N Centre St
Pottsville, PA 17901
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Investment Opportunity
Data Room
Discussion
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THE PITCH
Pilger Ruh Brewing is seeking investment to open a brewery and taproom.
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Early Investor Bonus: The investment multiple is increased to 1.8 for the next $10,000 invested.
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INVESTOR PERKS

Pilger Ruh Brewing is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Name Game Series Invest $750 or more to qualify. 10,000 of 10,000 remaining
Limited Edition Glass Invest $775 or more to qualify. 40 of 40 remaining
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INTENDED USE OF FUNDS

We plan to use the funds raised through Mainvest as operating capital and to purchase whatever equipment we have not yet obtained.

To acquire equipment and supplies
To reconstruct and decorate the building and bring in necessary utilities
To have the building meet local zoning requirements
To provide working capital
To purchase initial inventory
To file for proper licenses and permits
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OUR MISSION

Pilger Ruh Brewing plans on bringing craft beer to Pottsville, PA through small batch brewing while also supporting the community and building relationships with customers and other local businesses.

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OUR STORY

Tyler Budwash and his friend Anthony Deppen own Pilger Ruh Brewing. Budwash has 8 years of event planning experience, 5 years working within the beer industry and has been home brewing since 2012. He has ran the Schuylkill County Brew Fest since 2015, launched a new festival taking place in November 2019, and has been hired by multiple organizations to run their beer festivals as well. Anthony Deppen is an internationally known professional wrestler, who has been a part of the operation since day one back in 2017. Being a professional wrestler Anthony has ran a small business, promotion, book keeping all by himself the last 10 years. Tyler's brother, Conlan Budwash, is a minority owner who currently works at Snitz Creek Brewery and Troegs Independent Brewing Company. He will take over the brewing duties full time upon opening. Alex Sanders, who is not a partner, but will take on the part time role as Assistant Brewer. Alex works full time at the Walmart Distribution Center in Pottsville,PA. With their combined experience, passion and drive for the business, Pilger Ruh Brewing will be the top destination for beer drinkers everywhere.

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THE SPACE

The space is about 2600 square feet, with a basement and a courtyard. The current facility can accommodate about 15 tables and close to 80-100 seats. The square footage gives the brewery enough space to install multiple new bathrooms, a small stage for live entertainment, storage in the basement, display the brewhouse, and build offices if needed. There is on street parking and a number of parking lots available for use, as well as a parking garage. Pilger Ruh Brewing will be 100% handicap accessible.

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OUR PROGRESS SO FAR
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THE BREWING PROCESS

All beers will be handmade in a 5bbl Blichman Hybrid Brewhouse. The brewery process is going to be a combination of the time-honored art of classical craft brewing and carefully applied state-of-the-art modern nano brewery methods.

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THE TEAM
Tyler Budwash
Co-Owner

Co-Owner Tyler has been homebrewing since 2013 and started the Schuylkill County Brew Fest. A graduate of Kutztown University where he has a BA in Political Science, he has been involved with the beer industry since 2014. He currently lives in Schuylkill County PA with his 2 children, Lux and Tripp.

Anthony Deppen
Co-Owner

Co-Owner Anthony Deppen has been homebrewing since 2017. A world traveled professional wrestler, he is also a graduate of Kutztown University and currently lives in New Cumberland, PA with his wife Cassidy, and recently born son, Cassius.

Conlan Budwash
Brewer

Head Brewer Conlan Budwash has been the assistant brewer at Snitz Creek the last 4 years and worked at Troegs Brewing Company the last 5 years. He lives in Pine Grove PA, and graduated from the Brew Science course through HACC.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment $10,000
Building Upgrades $5,000
Furniture $2,500
Working Capital $4,000
Inventory $2,000
Mainvest Compensation $1,500

Total $25,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $259,200 $285,120 $305,078 $320,331 $329,940
Cost of Goods Sold $44,400 $48,840 $52,258 $54,870 $56,515
Gross Profit $214,800 $236,280 $252,820 $265,461 $273,425

EXPENSES

Advertising $1,200 $1,230 $1,260 $1,291 $1,323
Bank Fees $720 $738 $756 $774 $793
Cleaning $600 $615 $630 $645 $661
Insurance $2,400 $2,460 $2,521 $2,584 $2,648
Legal and Accounting $1,200 $1,230 $1,260 $1,291 $1,323
Licenses and Fees $60,000 $61,500 $63,037 $64,612 $66,227
Miscellaneous $1,200 $1,230 $1,260 $1,291 $1,323
Office Expense $300 $307 $314 $321 $329
Rent $12,000 $12,300 $12,607 $12,922 $13,245
Repairs and Maintnance $1,200 $1,230 $1,260 $1,291 $1,323
Telephone $600 $615 $630 $645 $661
Utilities $14,400 $14,760 $15,129 $15,507 $15,894
Vehicle $600 $615 $630 $645 $661
Trash Removal $600 $615 $630 $645 $661
Travel and Entertainment $1,200 $1,230 $1,260 $1,291 $1,323
Wages $43,000 $47,300 $50,610 $53,140 $54,734
Operating Profit $73,580 $88,305 $99,026 $106,566 $110,296
This information is provided by Pilger Ruh Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
N0UFZLNZ1E-PRB_EIN.pdf
Investment Round Status

$25,000

TARGET

$65,000

MAXIMUM

This investment round closes on May 12, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Pilger Ruh Brewing
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.8×
Investment Multiple 1.6×
Business’s Revenue Share 3%-7.8%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date April 1, 2027
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Pilger Ruh Brewing’s fundraising. However, Pilger Ruh Brewing may require additional funds from alternate sources at a later date.

No operating history

Pilger Ruh Brewing was established in [Month, Year]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Pilger Ruh Brewing forecasts the following milestones:

Secure lease in [City, State] by [Month, Year].
Hire for the following positions by [Month, Year]: [Position 1, Position 2, Position 3]
Achieve [$X] revenue per year by [Year].
Achieve [$Y] profit per year by [Year].
Risk Factors
Limited Operating History

Pilger Ruh Brewing is a newly established entity and has no history for prospective investors to consider.

Changes in Economic Conditions Could Hurt Pilger Ruh Brewing

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Pilger Ruh Brewing's financial performance or ability to continue to operate. In the event Pilger Ruh Brewing ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Pilger Ruh Brewing's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Limited Services

Pilger Ruh Brewing operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Pilger Ruh Brewing might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Pilger Ruh Brewing is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Uninsured Losses

Although Pilger Ruh Brewing will carry some insurance, Pilger Ruh Brewing may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Pilger Ruh Brewing could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If Pilger Ruh Brewing needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Pilger Ruh Brewing is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Pilger Ruh Brewing fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Pilger Ruh Brewing, and the revenue of Pilger Ruh Brewing can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Pilger Ruh Brewing to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Pilger Ruh Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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for any particular investor. We are not investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@mainvest.com.

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